Exhibit (a)(3)

CHANNELL COMMERCIAL CORPORATION	26040 Ynez Road Temecula, California 92591 Tel: (909) 719-2600 Fax: (909) 296-3965

February 21, 2003

Dear Channell Employee or Non-Employee Director:

Channell Commercial Corporation (the “Company”) recognizes that, as a result of recent difficult market conditions, many of the stock options granted to date under the Company’s stock option plan may not currently be providing the performance incentives for our valued employees that were intended. In order to align performance incentives with equity participation, we are pleased to announce that the Company is offering you the opportunity to exchange your currently outstanding options (vested and unvested) that were granted under the Channell Commercial Corporation 1996 Incentive Stock Plan, as amended.

The Offer works as follows: You have the opportunity to turn in your existing options for cancellation. The Company will grant new options to you after six months and a day, provided that you are still an employee or non-employee director of the Company. The new options will have an exercise price equal to the stock price on the day the new options are granted. The specific date your new options will be granted will be on one of the first five trading days, in the Company’s sole discretion, that is at least six months and one day after the date of cancellation of your existing options. The number of shares covered by each new option will be equal to the number of shares covered by the old option that was exchanged for such new option, subject to adjustments for any stock splits, stock dividends and other events affecting our capital structure that occur before the grant date of the new option.

Each new option will have an exercise price equal to the closing sale price of our common stock as reported on the Nasdaq National Market on the date on which the new option is granted. The term of the new option will be ten years from the date that it is granted. All options that have been granted to you to date have a vesting schedule. One third of your options becomes vested after one year, another third becomes vested after two years and the final third becomes vested after three years. For each old option that is exchanged in the Offer for a new option, the vested status and vesting schedule of your old options will be preserved and continued as follows:

•	on the new grant date, the new option will be vested to the same extent that the old option would have been vested on the new grant date had the old option not been cancelled; and

•	after the new grant date, the unvested portion of the new option will vest on the schedule applicable to the old option, as though the old option had not been cancelled.

For example, if you tender an option to purchase 900 shares of common stock and it is cancelled on March 20, 2003, then, assuming that you are granted a new option on September 22, 2003, the new option granted to you on that date will be for a total of 900 shares. If your old option, had you not tendered it, would have been vested as to 300 shares as of the new grant date, then your new option will also be vested as to 300 shares as of the new grant date. The remaining 600 shares of your new option that are unvested will vest on the same schedule as they would have under the old option, if the old option had not been cancelled.

If you choose to participate in the exchange offer, then you must tender all options that have been granted to you. You cannot tender only a portion of your options. If you attempt to tender some of your options, but do not include all options granted to you prior to the Expiration Date, your entire tender will be rejected.

You also have the right to choose not to tender any of your options and keep their existing exercise price. The reason you would trade them in is because there is a possibility, but no assurance, that the exercise price of the new option will be lower, and the term of the new options will be ten years from the grant date.

We realize that in connection with the exchange offer, we are asking you to review a significant number of documents. It may seem to you that our documentation and process is unnecessary, duplicative or overwhelming. However, all of our communications and our documentation have been prepared to ensure compliance with U.S. securities laws and have been structured in a manner that is intended to be clear to you. We do encourage you, for your benefit as well as for our own, to carefully review all of the materials provided and to review your decision carefully.

The documents that you have received are:

•	the Offer to Exchange, which sets forth the terms of the Company’s offer to exchange options and includes a helpful summary in the front;

•	a Letter of Transmittal, which you will need to complete and return to us before the deadline on March 20, 2003, should you choose to participate in the exchange offer; and

•	a Notice of Withdrawal, which you will need to complete and return to us before the deadline on March 20, 2003, if you have already returned a Letter of Transmittal but then change your mind and no longer wish to participate in the exchange offer.

This letter is only a general summary, and not a complete description, of the terms of the Offer. You should read the documents you have received for other important information regarding the Offer.

If you choose to participate in the exchange offer, you will need to return a completed Letter of Transmittal to us no later than 9:00 p.m., Pacific Time, on March 20, 2003. This means that you will be able to return a Letter of Transmittal at any time before 9:00 p.m., Pacific Time, on March 20, 2003; however, any Letters of Transmittal received by us after 9:00 p.m., Pacific Time, on March 20, 2003, will not be accepted.

The important dates to remember are:

Date	Event
February 21, 2003 through March 20, 2003

Step 1: Review the enclosed documents. There will be employee group meetings scheduled at the Company to further review and answer questions.

Step 2: Return the Letter of Transmittal to the Stock Option Administrator indicated at the end of this document should you choose to participate in the offer

March 20, 2003	Last day to return your Letter of Transmittal (or Notice of Withdrawal) to the Stock Option Administrator (by 9:00 p.m., Pacific Time)
March 20, 2003	Cancellation of options accepted for exchange (after 9:00 p.m., Pacific Time)
One of the First Five Trading Days Beginning on September 22, 2003	New options granted

Please note that neither the Company nor the Board of Directors makes any recommendation as to whether or not you should participate in the exchange offer. You must make your own decision whether or not to participate. Should you choose not to participate, no further action is required of you.

If you have any questions about the exchange offer, please contact Shannon Burgess, the Stock Option Administrator listed at the end of this document after “Frequently Asked Questions,” or George Christy, the Company Treasurer.

Sincerely,

William H. Channell, Sr.

Chairman of the Board and

Chief Executive Officer

Frequently Asked Questions of

Our Stock Option Exchange Offer

To Participate, Your Response is Needed by

9:00 p.m., Pacific Time,

On March 20, 2003

To participate in the exchange offer, you must complete and sign and date the Letter of Transmittal and return it to the Stock Option Administrator by 9:00 p.m., Pacific Time, on March 20, 2003. This means that you will be able to return a Letter of Transmittal at any time before 9:00 p.m., Pacific Time, on March 20, 2003; however, any Letters of Transmittal received by us after 9:00 p.m., Pacific Time, on March 20, 2003, will not be accepted. If you have any questions, please contact the Stock Option Administrator listed at the end of this document.

The following summary addresses some of the principal questions that you may have regarding our exchange offer. Please read the Offer to Exchange and the Letter of Transmittal as well, because the information in this summary is not complete.

Who Can Participate? Current employees and non-employee directors of Channell or its subsidiaries with outstanding options that were granted under the Channell Commercial Corporation 1996 Incentive Stock Plan, as amended (the “Stock Plan”).

Do I Have to Tender All My Options? Yes. If you choose to participate in the Offer, then you must tender all options that were granted to you prior to the expiration date of the Offer, currently scheduled for March 20, 2003. If you attempt to tender some of your options, but do not include all options granted to you prior to the expiration date of the Offer, your entire tender will be rejected.

How Many New Options Will I Receive? We will grant to you new options covering the same number of shares of common stock subject to your old options (subject to adjustment for any stock splits, stock dividends and other events affecting our capital structure that occur before the grant date of the new options). New options will be granted under the Stock Plan, or any other stock option plan that may be adopted by Channell from time to time, as will be determined by Channell in its sole discretion.

When Will I Receive My New Options? We will grant you new options on one of the first five trading days, in our sole discretion, that is at least six months and one day following the date on which we cancel the exchanged options. We expect that, after the close of business on the date the exchange offer expires, we will cancel the options accepted for exchange. If the exchange offer expires on March 20, 2003, as currently planned, we expect that the new options will be granted on one of the first five trading days beginning on September 22, 2003.

What Will Be the Exercise Price of the New Options? Each new option will have an exercise price equal to the closing price of our common stock as reported on the Nasdaq National Market (or such other amount that is determined by the Board of Directors to be the fair market value) on the date on which we grant the new options.

When Will the New Options Vest? For each old option that is exchanged in the Offer for a new option, the vested status and vesting schedule of your old options will be preserved and continued as follows:

•	on the new grant date, the new option will be vested to the same extent that the old option would have been vested on the new grant date had the old option not been cancelled; and

•	after the new grant date, the unvested portion of the new option will vest on the schedule applicable to the old option, as though the old option had not been cancelled.

If My Old Options are Non-Qualified Stock Options, Will My New Options Be Non-Qualified Stock Options? If My Old Options are Incentive Stock Options, Will My New Options Be Incentive Stock Options?

Notwithstanding whether the old option that you tender for exchange is a non-qualified stock option or an incentive stock option, we will grant the new option issued in exchange for such old option as either a non-qualified stock option or an incentive stock option, in our sole discretion.

For instance, if the old option that you tender for exchange is a non-qualified stock option exercisable for 1,000 shares of common stock, then we will decide, in our sole discretion, whether your new option will be a non-qualified stock option exercisable for 1,000 shares of common stock or an incentive stock option exercisable for 1,000 shares of common stock. Likewise, if the old option that you tender for exchange is an incentive stock option exercisable for 1,000 shares of common stock, then we will decide, in our sole discretion, whether your new option will be an incentive stock option exercisable for 1,000 shares of common stock or a non-qualified stock option exercisable for 1,000 shares of common stock.

Will I Receive Any New Options If I Tender My Old Options But Am Terminated Before the Exchange Offer Expires? If you tender your options and, for any reason, your employment or service as a non-employee director with Channell or one of its subsidiaries terminates before the exchange offer expires, then you can withdraw your tendered options before the expiration of the exchange offer. You may be able to exercise them for a period of time after your termination, as specified in your option grant document. If you do not withdraw your tender on a timely basis, or if you withdraw your tender but do not exercise your options within the specified time, if applicable, then you will forfeit those options.

What Will Happen If I Am Terminated After the Exchange Offer Expires But Before the New Options Are Granted? If you tender your options, then to receive a grant of new options, you must remain an employee of Channell or one of its subsidiaries from the date on which you tender your options through the date on which we grant the new options. If, for any reason, you are not one of our employees or non-employee directors from the date on which you tender your options through the date on which we grant the new options, then you will not receive any new options or any other consideration in exchange for your tendered options. This means that if your employment or service as a non-employee director terminates for any reason, then you will not receive anything for the options that you tendered and we cancelled.

What Will Happen If a Change in Control of Channell Occurs During the Period After I Have Tendered My Options but Before New Options Have Been Granted?

Our Board of Directors has a duty to consider alternatives for maximizing stockholder value, and we cannot ignore the possibility that a transaction could be proposed that our stockholders or our Board of Directors believes is in the best interests of Channell and our stockholders. Prior to the expiration of the exchange offer, we reserve the right to terminate the exchange offer upon the occurrence of certain events, including if a tender or exchange offer with respect to some or all of our common stock or a merger acquisition proposal for us is proposed, announced or made by another person or entity or is publicly disclosed.

If we are acquired or undergo an extraordinary change to our capital structure during the period between the date of our acceptance of the tendered options and the date on which the new options are to be granted, then the acquiror or, if applicable, Channell, will be obligated to honor our contractual obligation to grant the new options, provided, however, in either such case, our Board of Directors reserves the right to make any adjustments or modifications to the rights and terms of the new options as it deems prudent in its sole discretion. Subject to the preceding sentence, such new options granted by the acquiror would have similar terms as the new options that we would have granted without a change in control or extraordinary change to our capital structure. However, in the case of an acquisition, depending on the terms of the acquisition, the new options granted to you may entitle you to purchase shares of stock of the acquiror. The new options may be less valuable than the options you would have received without a change in control.

What Happens to My Options if I Decide to Participate in the Exchange Offer? If you decide to participate, then all options that we accept for exchange will be cancelled, and you will have no further right or interest in those options, whether vested or unvested.

What Happens If I Decide Not to Participate in the Exchange Offer? If you do not participate, then you will keep your current options (with the same exercise price and vesting schedule) and will not receive any new options under the exchange offer.

Can I Change My Mind? Yes. If you turn in a Letter of Transmittal, you can change your mind by delivering a Notice of Withdrawal of Tender to us before the exchange offer expires, which is currently scheduled for 9:00 p.m., Pacific Time, on March 20, 2003.

What Is the Tax Treatment of the Exchange Offer? We believe that you will not be required under current U.S. tax law to recognize income for federal income tax purposes at the time of the exchange. Furthermore, on the date of grant of the new options, we believe that you will not be required under current U.S. tax law to recognize income for federal income tax purposes. Note that if you reside or work in a different country, then you may be subject to different tax consequences if you exchange your options in the exchange offer. We recommend that you consult with your own tax advisor to determine the tax consequences of the exchange offer.

What Does the Company Recommend that I Do? Although our Board of Directors has approved the exchange offer, neither we nor our Board of Directors makes any recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether or not to tender your options. For questions regarding tax implications or other investment-related questions, you should talk to your own legal, investment and/or tax advisors.

Why Have I Received So Many Documents? We have provided you with a significant number of documents, each of which is in satisfaction of our legal and disclosure obligations. We recommend that you take the time to review the enclosed materials before making any decision with regard to the exchange offer.

Stock Option Administrator:

Attention: Shannon Burgess

Channell Commercial Corporation

26040 Ynez Road

Temecula, California 92591

Tel: (909) 719-2600

Fax: (909) 296-3965